UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER THE
SECURITIES EXCHANGE ACT OF 1934

For the month of March, 2013
Commission File Number 1-15250

BANCO BRADESCO S.A.
(Exact name of registrant as specified in its charter)

BANK BRADESCO
(Translation of Registrant's name into English)

Cidade de Deus, s/n, Vila Yara
06029-900 - Osasco - SP
Federative Republic of Brazil
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.  Form 20-F ___X___ Form 40-F _______

 Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes _______ No ___X____

 .

Cidade de Deus, Osasco, SP, March 18, 2013

New York Stock Exchange, Inc.

New York, NY

Ref.: Monthly Interest on Shareholders’ Equity

Dear Sirs,

Banco Bradesco S.A., in conformity with the System for Payment of Monthly Interest on Shareholders’ Equity, will pay on May 2, 2013 Monthly Interest on Shareholders’ Equity  related  to  the  month  of   April/2013, in the amount of R$0.018817992 per common share and R$0.020699791 per preferred share to the shareholders registered in the Company’s records on April 1, 2013 (Declaration Date and Record Date of Right). The Company’s shares will be traded “ex-right” on Interest from April 2, 2013 on.

The payment will be made in the net amount of R$0.015995293 per common share and R$0.017594822 per preferred share, already net of Withholding Income Tax of 15% (fifteen percent), except for corporate shareholders who are exempt from the referred tax and shall receive the declared amount, as follows:

•     to shareholders whose shares are deposited at the Company and that keep their register and banking data updated, by means of credit in the current accounts in a Financial Institution they indicate. Those who do not have such data updated must present themselves at a Bradesco Branch on their preference bearing their CPF (Individual Taxpayer’s ID), RG (Identification Document) and proof of residence (utility bill) for record updating and receiving the respective amounts to which they are entitled; and

•     to shareholders whose shares are deposited at the BM&FBOVESPA S.A. – Bolsa de Valores, Mercadorias e Futuros (Securities, Commodities and Future Exchange), by means of Institutions and/or Brokerage Houses which keep their shareholding position in custody.

Cordially,

Banco Bradesco S.A.

Luiz Carlos Angelotti

Executive Managing Officer and

Investor Relations Officer

•          Should you have any questions or require further information, please contact Mr. Paulo Faustino da Costa, phone 55 11 2178-6201, e-mail 4823.paulo@bradesco.com.br; Mrs. Ivani Benazzi de Andrade, phone 55 11 2178-6218, e-mail: 4823.ivani@bradesco.com.br or Mr. Carlos Tsuyoshi Yamashita, phone 55 11 2178-6204, e-mail: 4823.carlos@bradesco.com.br.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.
Date: March 18, 2013

BANCO BRADESCO S.A.

By:	/S/ Luiz Carlos Angelotti
Luiz Carlos Angelotti Executive Managing Officer and Investor Relations Officer

FORWARD-LOOKING STATEMENTS

This press release may contain forward-looking statements. These statements are statements that are not historical facts, and are based on management's current view and estimates of future economic circumstances, industry conditions, company performance and financial results. The words "anticipates", "believes", "estimates", "expects", "plans" and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will actually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.